Carlyle Tactical Private Credit Fund

Class A Shares (TAKAX)

Class I Shares (TAKIX)

Class L Shares (TAKLX)

Class M Shares (TAKMX)

Class N Shares (TAKNX)

Class Y Shares (TAKYX)

Supplement dated June 2, 2021 to the Prospectus

This supplement amends the prospectus of Carlyle Tactical Private Credit Fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the prospectus and retain it for future reference.

Effective immediately, the first paragraph of the section of the prospectus entitled SUMMARY OF TERMS – Leverage is hereby deleted and replaced with the following:

The Fund may borrow money in connection with its investment activities — i.e., the Fund may utilize leverage. Specifically, the Fund may borrow money through a credit facility or other arrangements to achieve its investment objective. The Fund has entered into a loan and security agreement (the “Credit Agreement”) with JPMorgan Chase Bank, National Association (in such capacity, the “Lender”) to enable the Fund to borrow for such purposes. Pursuant to the terms of the Credit Agreement, the Fund, through a special purpose vehicle of which the Fund is the managing member and sole interest holder, may borrow money from the Lender up to a maximum aggregate outstanding amount of $250 million, subject to change by mutual agreement of the Fund and the Lender. Prior to May 5, 2021, the Fund was a party to a credit agreement with Société Générale and HSBC to enable the Fund to borrow for these purposes.

June 2, 2021	CTAC-PROSUP-060221